Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

[redacted]

Group Secretariat

30th May 2008

08003205

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Total Voting Rights

I enclose for your attention a notification dated 30th May 2008 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JUN 17 2008
THOMSON REUTERS

Neil M McNamara
Group Corporate Secretary

Encl

[Cng/movement/voting/2k80530/dl]

Regulatory Announcement

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Company	Jardine Matheson Hdg
TIDM	JAR
Headline	Total Voting Rights
Released	10:45 30-May-08
Number	6027V10

RNS Number : 6027V
Jardine Matheson Hldgs Ld
30 May 2008

JARDINE MATHESON HOLDINGS LIMITED (THE "COMPANY")
TOTAL VOTING RIGHTS

In compliance with the Disclosure and Transparency Rule 5.6.1R we would like to notify the market of the following:-

As at 30th May 2008, being the last business day of the calendar month, the Company's issued share capital consists of 623,301,533 ordinary shares with voting rights of one vote per share. The Company does not hold any treasury shares.

The above figure of 623,301,533 ordinary shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

30th May 2008

www.jardines.com

This information is provided by RNS
The company news service from the London Stock Exchange

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